FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2007

Commission File Number: 001-10306

National Westminster Bank PLC

135 Bishopsgate

London EC2M 3UR

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

RESULTS FOR THE HALF YEAR ENDED 30 JUNE 2007

National Westminster Bank Plc (‘NatWest’ or the ‘Group’) is a wholly-owned subsidiary of The Royal Bank of Scotland plc and its ultimate parent company is The Royal Bank of Scotland Group plc.

These results of NatWest are published to meet the requirements of the Listing Rules of the Financial Services Authority in respect of NatWest’s preference shares, which continue to be listed on the London Stock Exchange.

FINANCIAL REVIEW

Profit

Profit before tax was down 10%, from £2,085 million to £1,884 million principally reflecting lower trading activity in Corporate Markets partially offset by strong organic growth in Retail Markets and Ulster Bank.

Total income

Total income was up by £41 million to £4,731 million.

Net interest income increased by 7% to £2,366 million and represents 50% of total income (2006—47%).

Non-interest income fell by 4% to £2,365 million and represents 50% of total income (2006—53%). The decrease in non-interest income was primarily due to lower trading activity in Global Banking & Markets.

Operating expenses

Operating expenses rose by 11% to £2,440 million reflecting business growth and a change in the basis of allocation of shared costs incurred by the parent company.

Impairment losses

Impairment losses were £407 million compared with £405 million in 2006.

The directors are satisfied with the progress of the Group in the first half of 2007 and expect it to continue for the remainder of the year.

RESTATEMENTS

Divisional results for 2006 have been restated to reflect transfers of businesses between divisions in the second half of 2006 and the first half of 2007. These changes do not affect the Group’s results.

CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE HALF YEAR ENDED 30 JUNE 2007 (unaudited)

	First half 2007	First half 2006	Full year 2006

			(Audited)
	£m	£m	£m
Interest receivable	5,619	4,553	9,825
Interest payable	3,253	2,337	5,376

Net interest income	2,366	2,216	4,449

Fees and commissions receivable	2,025	1,995	3,928
Fees and commissions payable	(493)	(505)	(960)
Income from trading activities	612	770	1,458
Other operating income	221	214	451

Non-interest income	2,365	2,474	4,877

Total income	4,731	4,690	9,326

Staff costs	828	937	1,754
Premises and equipment	130	128	266
Other administrative expenses	1,341	1,006	2,741
Depreciation and amortisation	141	129	257

Operating expenses	2,440	2,200	5,018

Profit before impairment losses	2,291	2,490	4,308
Impairment losses	407	405	852

Operating profit before tax	1,884	2,085	3,456
Tax	618	526	831

Profit for the period	1,266	1,559	2,625
Minority interests	35	16	39

Profit attributable to ordinary shareholders	1,231	1,543	2,586

CONDENSED CONSOLIDATED BALANCE SHEET

AT 30 JUNE 2007 (unaudited)

	30 June 2007	31 December 2006	30 June 2006
	(Audited)
	£m	£m	£m
Assets
Cash and balances at central banks	1,109	1,525	1,155
Treasury and other eligible bills	1,000	275	167
Loans and advances to banks	82,228	61,563	57,724
Loans and advances to customers	181,040	182,411	164,934
Debt securities	37,364	32,268	34,385
Equity shares	1,078	1,158	972
Settlement balances	6,558	3,574	6,814
Derivatives	3,448	2,746	2,528
Intangible assets	1,210	1,209	1,218
Property, plant and equipment	1,519	1,719	1,553
Prepayments, accrued income and other assets	1,830	2,213	2,286

Total assets	318,384	290,661	273,736

Liabilities
Deposits by banks	49,678	46,258	47,306
Customer accounts	197,026	181,219	171,088
Debt securities in issue	18,895	14,335	12,545
Settlement balances and short positions	27,990	24,274	19,514
Derivatives	2,915	2,343	2,073
Accruals, deferred income and other liabilities	3,685	4,108	3,335
Retirement benefit liabilities	1,302	1,298	1,225
Subordinated liabilities	5,614	5,641	6,147

Total liabilities	307,105	279,476	263,233
Equity:
Minority interests	1,305	1,012	742
Shareholders’ equity
Called up share capital	1,678	1,678	1,678
Reserves	8,296	8,495	8,083
Total equity	11,279	11,185	10,503

Total liabilities and equity	318,384	290,661	273,736

OVERVIEW OF CONDENSED CONSOLIDATED BALANCE SHEET

Total assets of £318.4 billion at 30 June 2007 were up £27.7 billion, 10%, compared with 31 December 2006.

Treasury and other eligible bills increased by £0.7 billion to £1.0 billion, due to trading activity.

Loans and advances to banks increased by £20.7 billion, 34%, to £82.2 billion. Reverse repurchase agreements and stock borrowing (“reverse repos”) increased by £3.7 billion, 34% to £14.5 billion and bank placings were up by £17.0 billion, 33%, to £67.7 billion.

Loans and advances to customers were down £1.4 billion, 1%, to £181.0 billion. Within this, reverse repos increased by 18%, £3.4 billion to £22.9 billion. Excluding reverse repos, lending decreased by £4.8 billion, 3% to £158.1 billion.

Debt securities increased by £5.1 billion, 16%, to £37.4 billion, principally due to increased holdings in Global Banking & Markets.

Settlement balances rose by £3.0 billion, 83% to £6.6 billion.

Movements in the value of derivatives, assets and liabilities, primarily reflect changes in interest rates since the year end and growth in trading volumes.

Prepayments, accrued income and other assets were down £0.4 billion, 17% to £1.8 billion.

Deposits by banks rose by £3.4 billion, 7% to £49.7 billion to fund business growth. This reflected higher inter-bank deposits, up £4.4 billion, 17% at £30.3 billion, partially offset by a decrease in repurchase agreements and stock lending (“repos”), down £1.0 billion, 5% to £19.4 billion.

Customer accounts were up £15.8 billion, 9% to £197.0 billion. Within this, repos increased £9.1 billion, 35% to £34.9 billion. Excluding repos, deposits rose by £6.7 billion, 4%, to £162.1 billion reflecting organic growth.

Debt securities in issue increased by £4.6 billion, 32%, to £18.9 billion.

The increase in settlement balances and short positions, up £3.7 billion, 15%, to £28.0 billion reflected growth in customer activity.

Accruals, deferred income and other liabilities decreased £0.4 billion, 10% to £3.7 billion.

Subordinated liabilities remained unchanged at £5.6 billion. The issue of £0.1 billion dated loan capital was offset by the redemption of £0.1 billion non-cumulative preference shares.

Shareholders’ equity decreased by £0.2 billion, 2% to £10.0 billion. The profit for the six months of £1.2 billion was more than offset by the payment of an ordinary dividend to the parent company of £1.3 billion, and movements in currency translation, £0.1 billion.

CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

FOR THE HALF YEAR ENDED 30 JUNE 2007 (unaudited)

	First half 2007	First half 2006	Full year 2006
			(Audited)
	£m	£m	£m
Net movements in reserves:
Available-for-sale	22	16	26

Cash flow hedges	(11)	(30)	(41)
Currency translation	(82)	(210)	(491)
Tax on items recognised direct in equity	(9)	—	(43)

Net expense recognised direct in equity	(80)	(224)	(549)
Profit for the period	1,266	1,559	2,625

Total recognised income and expense for the period	1,186	1,335	2,076

Attributable to:
Equity shareholders	1,151	1,321	2,045
Minority interests	35	14	31

	1,186	1,335	2,076

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

FOR THE HALF YEAR ENDED 30 JUNE 2007 (unaudited)

	First half 2007	First half 2006	Full year 2006
			(Audited)
	£m	£m	£m
Operating activities
Operating profit before tax	1,884	2,085	3,456

Adjustments for:
Depreciation and amortisation	141	129	257
Interest on subordinated liabilities	145	125	310
Charge for defined benefit pension schemes	57	97	229
Cash contribution to defined benefit pension schemes	(53)	(107)	(135)
Elimination of foreign exchange differences and other non-cash items	(113)	851	1,214

Net cash inflow from trading activities	2,061	3,180	5,331
Changes in operating assets and liabilities	22,191	(2,477)	2,706

Net cash flows from operating activities before tax	24,252	703	8,037
Income taxes paid	(361)	(412)	(1,157)

Net cash flows from operating activities	23,891	291	6,880

Investing activities
Sale and maturity of securities	747	391	1,489
Purchase of securities	(797)	(298)	(874)
Sale of property, plant and equipment	121	8	268
Purchase of property, plant and equipment	(81)	(93)	(382)
Net investment in business interests and intangible assets	(111)	(100)	(92)

Net cash flows from investing activities	(121)	(92)	409

Financing activities
Issue of subordinated liabilities	118	—	91
Proceeds of minority interests issued	288	—	271
Redemption of minority interests	(3)	—	—
Capital contribution	—	—	188
Repayment of subordinated liabilities	(128)	(334)	(719)
Dividends paid	(1,377)	(1,016)	(1,534)
Interest paid on subordinated liabilities	(116)	(115)	(313)

Net cash flows from financing activities	(1,218)	(1,465)	(2,016)

Effects of exchange rate changes on cash and cash equivalents	(542)	(1,263)	(2,237)

Net increase/(decrease) in cash and cash equivalents	22,010	(2,529)	3,036
Cash and cash equivalents at beginning of period	51,460	48,424	48,424

Cash and cash equivalents at end of period	73,470	45,895	51,460

NOTES

1.	Accounting policies

There have been no changes to the Group’s principal accounting policies as set out on pages 10 to 15 of the 2006 Annual Report and Accounts. These interim financial statements have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’.

2.	Loan impairment provisions

Operating profit is stated after charging loan impairment losses of £407 million (first half 2006—£406 million; full year 2006—£852 million). The balance sheet loan impairment provisions increased in the half year ended 30 June 2007 from £2,061 million to £2,216 million, and the movements thereon were:

	First half 2007	First half 2006	Full year 2006
			(Audited)
	£m	£m	£m
At beginning of period	2,061	2,031	2,031
Currency translation and other adjustments	17	1	(25)
Amounts written-off	(274)	(307)	(801)
Recoveries of amounts written-off	48	26	71
Charge to the income statement	407	406	852
Unwind of discount	(43)	(32)	(67)

At end of period	2,216	2,125	2,061

The provision at 30 June 2007 includes £2 million (31 December 2006—£2 million; 30 June 2006—£3 million) in respect of loans and advances to banks.

Total impairment losses charged to the income statement comprises:

	First half 2007	First half 2006	Full year 2006
			(Audited)
	£m	£m	£m
Loans and receivables and finance leases	407	406	852
Available-for-sale securities	—	(1)	—

Impairment losses	407	405	852

3.	Taxation

The actual tax charge differs from the tax charge computed by applying the standard UK corporation tax rate of 30% as follows:

	First half 2007	First half 2006	Full year 2006
			(Audited)
	£m	£m	£m
Profit before tax	1,884	2,085	3,456

Expected tax charge at 30%	565	625	1,037
Non-deductible items	28	32	157
Non-taxable items	(27)	(2)	(35)
Taxable foreign exchange movements	(4)	(29)	(106)
Group relief at non-standard rates	30	—	13
Foreign profits taxed at other rates	(6)	(19)	(23)
Reduction in deferred tax asset following change in the rate of UK Corporation Tax	35	—	—
Other	(2)	—	10

Adjustments in respect of prior periods	(1)	(81)	(222)

Actual tax charge	618	526	831

Overseas tax included above	195	196	326

NOTES (continued)

4.	Segmental analysis

The revenues for each division in the table below are gross of intra-group transactions.

	First half 2007	First half 2006	Full year 2006
	£m	£m	£m
Total revenue
Corporate Markets
• Global Banking & Markets	2,668	1,891	4,514
• UK Corporate Banking	1,298	973	2,222
Retail Markets
• Retail	3,133	2,966	5,942
• Wealth Management	757	703	1,262
Ulster Bank	1,308	1,220	2,577
Manufacturing	(4)	—	8
Central items	611	597	1,072
Elimination of intra-group transactions	(1,294)	(818)	(1,935)

	8,477	7,532	15,662

	First half 2007	First half 2006	Full year 2006
	£m	£m	£m
Operating profit before tax
Corporate Markets
• Global Banking & Markets	186	296	978
• UK Corporate Banking	396	577	676
Total Corporate Markets	582	873	1,654
Retail Markets
• Retail	864	834	1,531
• Wealth Management	130	102	205
Total Retail Markets	994	936	1,736
Ulster Bank	227	196	433
Manufacturing	—	—	—
Central items	107	93	(294)

	1,910	2,098	3,529
Amortisation of purchased intangible assets	(3)	(3)	(6)
Integration costs	(23)	(10)	(67)

	1,884	2,085	3,456

NOTES (continued)

5.	Dividend

	First half 2007	First half 2006	Full year 2006
			(Audited)
	£m	£m	£m
Ordinary dividend paid to parent company	1,350	1,000	1,500

6.	Litigation

Proceedings, including consolidated class actions on behalf of former Enron securities holders, have been brought in the United States against a large number of defendants, including the Group, following the collapse of Enron. The claims against the Group could be significant; the class plaintiff’s position is that each defendant is responsible for an entire aggregate damage amount less settlements—they have not quantified claimed damages against the Group in particular. The Group considers that it has substantial and credible legal and factual defences to these claims and it continues to defend them vigorously. A number of other defendants have reached settlements in the principal class action. The Group is unable reliably to estimate the possible loss to it in relation to these matters or the effect that the possible loss might have on the Group’s consolidated net assets or its operating results or cashflows in any particular period. In addition, pursuant to requests received from the US Securities and Exchange Commission and the Department of Justice, the Group has provided copies of Enron-related materials to these authorities and has co-operated fully with them.

On 27 July 2007, following discussions between the Office of Fair Trading (‘OFT’), the Financial Ombudsman Service, the Financial Services Authority and all the major UK banks (including the Group) in the first half of 2007, the OFT issued proceedings in a test case against the banks including the Group to determine the legal status and enforceability of certain charges relating to unauthorised overdrafts. The Group maintains that its charges are fair and enforceable and intends to defend its position vigorously. The Group cannot predict with any certainty the outcome of the test case and is unable reliably to estimate the liability, if any, that may arise or its effect on the Group’s consolidated net assets, operating results or cash flows in any particular period.

Members of the Group are engaged in other litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. The Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, is satisfied that the outcome of these other claims and proceedings will not have a material adverse effect on its consolidated net assets, operating results or cash flows in any particular period.

7.	Analysis of consolidated equity

	First half 2007	First half 2006	Full year 2006
			(Audited)
	£m	£m	£m
Called-up share capital
At beginning and end of period	1,678	1,678	1,678

Share premium account
At beginning and end of period	1,291	1,291	1,291

Available-for-sale reserves
At beginning of period	18	—	—
Currency translation adjustments	—	(1)	—
Unrealised gains in the period	36	52	81
Realised gains in the period	(14)	(36)	(55)
Taxation	(11)	(7)	(8)

At end of period	29	8	18

NOTES (continued)

7.	Analysis of consolidated equity (continued)

	First half 2007	First half 2006	Full year 2006
			(Audited)
	£m	£m	£m
Cash flow hedging reserve
At beginning of period	72	148	148
Amount recognised in equity during the period	—	—	(2)
Amount transferred from equity to earnings in the period	(11)	(30)	(39)
Taxation	2	7	(35)

At end of period	63	125	72

Foreign exchange reserve
At beginning of period	(314)	169	169
Retranslation of net assets, net of related hedges	(82)	(207)	(483)

At end of period	(396)	(38)	(314)

Other reserves
At beginning of period	486	298	298
Redemption of preference shares classified as debt	128	—	—
Capital contribution	—	—	188

At end of period	614	298	486

Retained earnings
At beginning of period	6,942	5,856	5,856
Profit attributable to ordinary shareholders	1,231	1,543	2,586
Ordinary dividends paid	(1,350)	(1,000)	(1,500)
Redemption of preference shares classified as debt	(128)	—	—

At end of period	6,695	6,399	6,942

Shareholders’ equity at end of period	9,974	9,761	10,173

Minority interests
At beginning of period	1,012	744	744
Currency translation adjustments and other movements	—	(2)	(8)
Profit attributable to minority interests	35	16	39
Dividends paid	(27)	(16)	(34)
Equity raised	288	—	271
Equity withdrawn and disposals	(3)	—	—

At end of period	1,305	742	1,012

Total equity at end of period	11,279	10,503	11,185

NOTES (continued)

8.	Contingent liabilities and commitments

	30 June 2007	31 December 2006*	30 June 2006*
	(Audited)
	£m	£m	£m
Contingent liabilities
Guarantees and assets pledged as collateral security	2,395	2,272	2,563
Other contingent liabilities	2,746	2,889	2,959

Total	5,141	5,161	5,522

Commitments
Undrawn formal standby facilities, credit lines and other commitments to lend	75,548	74,918	74,186
Other commitments	172	181	203

Total	75,720	75,099	74,389

*	restated

9.	Statutory accounts

Financial information contained in this document does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985 (“the Act”). The statutory accounts for the year ended 31 December 2006 have been filed with the Registrar of Companies and have been reported on by the auditors under section 235 of the Act. The report of the auditors was unqualified and did not contain a statement under section 237(2) or (3) of the Act.

10.	Auditors’ review

The interim results have been reviewed by NatWest’s auditors, Deloitte & Touche LLP, and their review report is set out on page 13.

11.	Date of approval

The interim results for the half year ended 30 June 2007 were approved by the Board of directors on 26 September 2007.

INDEPENDENT REVIEW REPORT TO NATIONAL WESTMINSTER BANK plc

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2007 which comprises the condensed consolidated income statement, the condensed consolidated balance sheet, the condensed consolidated statement of recognised income and expense, the condensed consolidated cash flow statement and related notes 1 to 11 (“the financial information”). We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors’ responsibilities

The interim report, including the financial information, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority and the requirements of IAS 34 which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2007.

Deloitte & Touche LLP

Chartered Accountants

Edinburgh

26 September 2007

CONTACTS

Guy Whittaker	Group Finance Director	020 7672 0003
0131 523 2028

Richard O’Connor	Head of Investor Relations	020 7672 1758

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	28 September 2007	NATIONAL WESTMINSTER BANK PLC (Registrant)

		By:	/s/ H Campbell
		Name:	H Campbell
		Title:	Head of Group Secretariat